Exhibit 99.1

Sterlite Industries (India) Limited
75 Nehru Road, Vile Parle (East)
Mumbai 400099, INDIA
Tel: +91 (0) 22 6646 1000
Fax: +91 (0) 22 6646 1451
www.sterlite-industries.com

October 12, 2011

Sterlite Industries (India) Limited Update on Tuticorin Copper Smelter Unit

Tuticorin, India: The Special Leave Petition relating to the Tuticorin based Copper Smelter Unit of Sterlite Industries (India) Limited (‘SIIL’) was listed on October 11, 2011 in Hon’ble Supreme Court for ‘Interim Directions’.

Based on the Inspection Report of National Environment Engineering Research Institute (‘NEERI’), Central Pollution Control Board (‘CPCB’) and Tamil Nadu Pollution Control Board (‘TNPCB’) the Hon’ble Supreme Court has directed TNPCB to issue directions, within two weeks from the date of the order, to the Copper Smelter Unit of SIIL to implement the improvements measures suggested by NEERI, CPCB and TNPCB.

The Court has further directed TNPCB to decide on the time-frame for compliance of the improvement measures. The Hon’ble Supreme Court has directed that the case be listed in first week of January, 2012. Interim stay order granted by the Supreme Court continues and the unit continue to operate as per rated capacity.

The Tuticorin Smelter has been operating for more than 12 years and has been in compliance with necessary rules and regulations in line with the global standards. The company is committed to employing environmentally friendly technologies and would work in close coordination with all the agencies to ensure proper implementations of improvement measures suggested by them.

Sterlite Industries (India) Ltd.

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Senior Vice President – Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM – Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

About Sterlite Industries

Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London based diversified FTSE 100 metals and mining group. Sterlite Industries operates in subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Zinc International operations in Namibia, South Africa and Ireland. Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.